FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

National Division of Companies with State Participation. (Shareholder ANSES) – Notification of accumulative vote and request of information about the agenda.

Buenos Aires, March 16, 2016

Securities and Exchange Commission

Relevant Information

National Division of Companies with State Participation. (Shareholder ANSES) – Notification of accumulative vote and request of information about the agenda.

In my capacity as Market Relations Authority, I inform you that yesterday the National Division of Companies with State Participation; a unit of the Secretary of Economics Policies and Development Planning of the Ministry of Economy and Public Finances has notified their decision of exercising its cumulative voting for the articles 263 and 289 of the 19550 Law, for the election of Directors and Trustees regular members and alternate members, under the corresponding points of the Agenda.

Besides it presented a note requesting document and information on the proposals to be considered in the following Shareholder’s Meeting to be held on April 26th, 2016.

BBVA Francés will release the requested information for the known of all the shareholders as soon as possible.

Sincerely

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 16, 2016	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer